SUITE 501 – 535 THURLOW STREET VANCOUVER, BRITISH COLUMBIA CANADA V6E 3L2

TEL.: 604-682-4678  P  FACSIMILE:  604-682-4698  P  EMAIL:  pinevalley@pinevalleycoal.com

April 23, 2007

Ms. Jill Davis

Branch Chief, Division of Corporation Finance

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C.

USA    20549-7010

Re:

Pine Valley Mining Corporation

Form 20-F for Fiscal Year Ended March 31, 2006

Filed June 22, 2006

File No. 0-12660

Dear Ms. Davis:

In response to the comments on the above-captioned filing set forth in the staff’s letter dated March 14, 2007, please note the following:

For your convenience, we have repeated your comments in italics followed by our response.

SEC Comment #1:

Majority Shareholders and Related Party Transactions, page 59

Credit Facility Agreement with The Rockside Foundation, page 61

We note that you issued Rockside bonus common shares in consideration for the credit facility they provided and that the value of these bonus shares is “equivalent to 10.0% of the principal amount of the first tranche converted into Canadian dollars and using as the share price the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding;” and “with respect to the second tranche – the bonus share value [is] equivalent to 1.0% of the principal amount of the second tranche per five week period to a maximum of 10.0% of the principal amount until the credit facility is repaid, also converted into Canadian dollars and using as the share price the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding.” Please tell us how you accounted for the bonus shares issued. In addition, please tell us whether or not all the bonus shares that could be issued in accordance with the formula under the bonus consideration have been issued or otherwise advise.

Response:

The Company accounted for the bonus shares as deferred financing charges on the balance sheet and either (a) a credit to share capital for shares issued or (b) an obligation to deliver shares at the contractually agreed value of the shares issuable on the date the obligation was incurred. The deferred financing charges were amortized to “interest and financing” over the expected life of the loan and the obligation to issue shares was reduced as shares were issued. The accounting value assigned to the shares was calculated as described below using the formula determined in the loan agreement with The Rockside Foundation (“Rockside”) which fixed the price per share to be issued upon advance of funds to the Company regardless of whether the shares were issued in one tranche as for the initial advance from Rockside or at a rate of 1% every 5 weeks to a maximum of 10% of the second principal advance from Rockside.

With regard to the number of shares issued, we confirm that all of the shares that could be issued were in fact issued. The final tranche of such shares were issued on November 29, 2005. The total number of shares issued is disclosed in the notes to the Consolidated Financial Statements for the year ended March 31, 2006 (Note 8(c)) on page 98 as follows:

“Under the terms of the Agreement, the Company has issued common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding.

“For purposes of calculating the number of bonus shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount. A further 101,020 shares have been issued to Rockside as at March 31, 2006, representing the 10% bonus due by the Company upon receipt of the subsequent [US] $5,100,000.”

SEC Comment #2:

Consolidated Statements of Cash Flows, page 83

Please expand your footnote disclosure to clearly explain the nature of the two line items Non-cash financing costs and Financing obligations included within operating activities. In addition, please tell us why these items do not represent a reconciling difference between Canadian GAAP and US GAAP for cash flows from operating and financing activities.

Ms. Jill Davis

April 23, 2007

Response:

The two line items noted above describe the following transactions:

(a) “Non-cash financing costs” represent the amortization of deferred financing charges and (b) “Financing obligations” represent the change in amounts accrued relating to financing costs at the end of each period reported.

The Company has presented its non-cash financing costs and financing obligations in determining its operating cash flows. Upon consideration, it may be preferable that such non-cash charges should not be considered add-backs on the statement of cash flows; the non-cash financing costs should be presented as deferred financing charges and non-cash financing obligations as changes in working capital items other than cash – most notably the change in accounts payable and accrued liabilities.

We have also considered the provisions of Staff Accounting Bulletin 99, “Materiality” and do not believe that the disclosure deficiency described above is material to the financial statements for the following quantitative and qualitative reasons:

-

There would be no change to the total cash flows from operations of $8.142 million. For 2006, the total amount that should be reclassified from non-cash financing costs disclosure to deferred financing charges is $905,000 and from financing obligations into changes in non-cash working capital is $692,000; and

-

There is no impact on the disclosure of earnings per share or the net income reported for the year.

We do not believe that the magnitude of the items and the related impact on disclosures as described above would mean that “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

In light of the nature of the items and their “non-cash” elements we do not consider that these are reconciling differences between Canadian and US GAAP. Accordingly, they have not been disclosed as such in the financial statements.

In order to clarify our disclosures, we would respectfully propose that in our future public disclosure documents, including our Quarterly financials which are filed on our 6-K reports on EDGAR, we report such non-cash financing costs and related obligations on a net basis in deferred financing charges and working capital items other than cash respectively.

Ms. Jill Davis

April 23, 2007

SEC Comment #3:

Other Non-Current Assets, page 93

Please expand your disclosure to explain the nature of the mobilization charges paid to your mining contractor.

Response:

Mobilization charges paid to our mining contractor represent cash expenditures by the Company to pay for the mining contractor to mobilize a fleet of machinery i.e. transport equipment to our mine site, assemble such equipment and construct workshops etc.

In response to the staff’s comments, in future filings the Company will expand the disclosure to provide a brief description of the general types of activity encompassed with the term “mobilization charges.”

SEC Comment #4:

Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles, page 110

We note your statement that “Subsequent to March 31, 2003, the Company capitalized, for US GAAP purposes, acquisition and development costs at its Willow Creek property as the coal reserve estimations have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged.” Based on this disclosure, please confirm, if true, that you capitalize mineral rights costs for US GAAP purposes in accordance with EITF 04-2 or otherwise advise. In this regard, we do not believe that confirmed reserve estimations, a feasible mine plan, and/or necessary financing, is required to capitalize mineral rights as intangible assets under the guidance in EITF 04-2.

Response:

We confirm that for purposes of capitalizing mineral rights the Company follows the guidance, for US GAAP purposes, in accordance with EITF 04-2 whereby mineral rights, as defined, are treated as tangible assets. The reference to treatment of property costs subsequent to March 31, 2003 was to differentiate this time period from that identified in the preceding two sentences in our Form 20-F which state:

“US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process. For US GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003 and those related to the Pine Pass drill program during the current year….”

Also as requested in your letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this satisfactorily addresses the concerns raised during your review of Pine Valley Mining Corporation’s 20-F for the period ending March 31, 2006.  Should you have any questions concerning any of the foregoing responses, please do not hesitate to contact the undersigned at your convenience.

Yours sincerely,

Pine Valley Mining Corporation

“Martin Rip”

Martin Rip, LLB, CA

Vice President, Finance and CFO